Zi Corporation Licenses eZiText to Westech Korea

Agreement Expands Zi’s Reach into the Emerging Global WLL Market

CALGARY, AB, September 24, 2003 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Westech Korea, Inc. (Kosdaq: 36000), a leading Korea-based communications equipment and electronics manufacturer, has licensed Zi Corporation’s user-friendly eZiText® predictive text input technology for Westech’s fixed-wireless handsets designed for use with a wireless local loop (WLL) connection. The agreement, which increases the total number of licensees Zi has with original design and equipment manufacturers worldwide to more than 80, calls for Zi to receive an upfront payment and volume-based royalties.

Westech has licensed the Zi technology for use in English, Spanish, Portuguese, Russian, simplified Chinese and traditional Chinese to serve its worldwide customer base. eZiText provides users with richer, more personalized text input experiences by enabling them to easily and quickly compose short messages in their native language on a handset’s limited keyboard.

“We chose Zi for a number of important reasons,” said Gregory Kim, sales director of Westech Korea. “First, our customers want the kind of easy, personal short messaging capability eZiText offers. Additionally, embedding eZiText in our handset products is relatively easy and straightforward, which when coupled with the superior support provided by Zi, ensures us of timely and cost-effective implementations.”

Kim said Westech will embed the Zi technology in CDMA (Code Division Multiple Access) WLL handsets for telecom carriers such as China Unicom. Operators such as Unicom have identified short messaging service (SMS) as a key specification for their WLL handset suppliers to deliver since they consider SMS an essential service offering for the local consumer.

Gary Mendel, vice president of sales and marketing, Zi Corporation, said the addition of Westech to Zi’s customer base marks another milestone in Zi’s strategy to develop business relationships with original equipment manufacturers (OEMs) and telecommunications designers around the world.

“This relationship is a positive for both companies. We offer them easy to install text input technology in a variety of languages that localizes the messaging experience and they offer us inroads into markets all over the world, particularly in the rapidly growing WLL space,” said Mendel.

About WLL Technology

WLL technology, which offers voice, data and messaging capabilities, is considered an important advancement in telecommunications. It provides new and existing telecom carriers and other types of service providers quick access to emerging and largely undeveloped new markets and new customers by creating “last mile” connections through the use of radio signals without the expense and difficulty associated with the installation of traditional copper cables used in public telephone networks. According to research firm commNOW, the worldwide WLL market is estimated to grow from around 55 million subscribers in 2000 to about 250 million to 290 million subscribers in 2006.

About Westech Korea, Inc.

Headquartered in Incheon, Korea, Westech Korea is a leading developer and manufacturer of Fixed Wireless Terminals, Digital Subscriber Line Access Multiplexor, ADSL, TFT-LCD TV/Monitor as well as Hands Free Car Kits for various kinds of cellular phones. Westech Korea’s shares are listed on the Kosdaq Stock Market under the ticker number 36000. For more information on the company and its products, please visit the company’s Web site at www.westech.co.kr.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

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Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com